AlMax Financial Solutions, L.L.C.
Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended December 31, 2016

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68978

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/16   AND ENDING   12/31/16

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AlMax Financial Solutions, L.L.C.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

12 Van Syckles Road

(No. and Street)

Clinton,   NJ   08809

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Schultz   (908) 638-9012

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants

(Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170   Northridge   CA   91324

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Mark Schultz_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_AlMax Financial Solutions, LLC_____, as

of _December 31_____, 20 _16_, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Mark C. Schultz
Signature

Designated Principal
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of _New Jersey_
County of _Hunterdon_

Subscribed and sworn to (or affirmed) before me on this _25th_ day of _Feb_ _,_ _2017_ by
MARK C. SCHULTZ proved to me on the basis of satisfactory evidences to be the person
who appeared before me.

Notary Public _BRETT MORROW_
ATTORNEY AT LAW
OF THE STATE OF NEW JERSEY



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members of
AlMax Financial Solutions, L.L.C.:

We have audited the accompanying statement of financial condition of AlMax Financial Solutions, L.L.C. ("the Company") as of December 31, 2015, and the related notes (the "financial statements"). These financial statements are the responsibility of AlMax Financial Solutions, L.L.C.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AlMax Financial Solutions, L.L.C. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 27, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES   CHICAGO   NEW YORK   OAKLAND   SEATTLE

AlMax Financial Solutions, L.L.C.
Statement of Financial Condition
December 31, 2016

Assets

Current Assets		
Cash	$	3,114
Trading securities		10,248
Commissions receivable		6,022
Prepaid expenses		4,035
Total Assets		23,419

Liabilities and Member's Equity

Current Liabilities		
Accounts payable and accrued expenses		6,496
Due to member		2,726
Total Liabilities		9,222
Commitments and Contingencies		--
Member's Equity		14,197
Total Liabilities and Member's Equity	$	23,419

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

AlMax Financial Solutions, L.L.C. (the Company) is a Registered Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was formed in the State of New Jersey on May 4, 2000, for the purpose of marketing mutual funds, variable annuities, and life insurance products. The Company will be dissolved by December 31, 2025 unless otherwise terminated as provided for in the Company's operating agreement. Under the laws of the State of New Jersey, the liability of the Company's member is limited to his investment in the Company. The Company's registration as a broker-dealer with the Securities and Exchange Commission became effective December 20, 2000. The Company serves as placement agent for such products. As a placement agent, the Company does not receive funds, but rather funds are transmitted directly by mutual fund purchasers to the issuers' escrow agents or transfer agents. The Company is located in Clinton, New Jersey and is licensed to do business in eleven states.

Basis of Accounting

The Company employs the accrual method of accounting for financial reporting purposes.

Cash and Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Commissions Receivable

The Company's commissions receivable consist principally of commissions due from issuers of mutual funds and variable annuities. Management periodically assesses the collectibility of accounts receivable based upon the financial strength of the issuers of mutual funds and variable annuities. Management believes no allowance for doubtful accounts is required as of December 31, 2016.

Trading Securities

Under FASB ASC 320-10-25, securities bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are stated at market value with unrealized gains and losses recognized currently in income from operations.

Fair Value of Financial Instruments

The fair values of cash, receivables, other current assets, accounts payable and accrued expenses, and margin payable approximate their carrying values because of the short term maturity of these financial instruments.

Income Taxes

The Company is taxed as a partnership for federal and state income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income (loss) of the Company is passed through to the member and reported on his individual income tax returns.

Uncertain Tax Positions

Per FASB ASC 740-10, disclosure is not required of an uncertain tax position unless it is considered probable that a claim will be asserted and there is a more-likely-than-not possibility that the outcome will be unfavorable. Using this guidance, as of December 31, 2016, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company's 2015, 2014 and 2013 Federal and State tax returns remain subject to examination by their respective taxing authorities. Neither of the Company's Federal or State tax returns are currently under examination.

AlMax Financial Solutions, L.L.C.
Notes to the Financial Statements

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions and Revenue Recognition
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Revenues from securities transactions are recorded based upon their contractual obligations with mutual funds and insurance companies. Some contracts may contain a six month to one year charge back period for canceled contracts. Management believes any such charge backs are insignificant and has not provided any allowance for such charge backs.

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not take possession of customers' securities or commodities.

Estimates and Uncertainties
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Fair Value of Financial Instruments
FASB ASC 820, *Fair Value Measurements and Disclosures*, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available.

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)
The availability of valuation techniques and observable inputs can very from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, and the other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy. The Company had no investments that would be categorized as Level 2 or Level 3 in the fair value hierarchy at December 31, 2016.

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and commissions receivable. The Company places its cash equivalents with quality financial institutions. At times, such cash equivalents may be in excess of the FDIC insurance limit, or in some cases, may be completely uninsured. The Company believes no significant concentration of credit risk exists with respect to its cash, cash equivalents and commissions receivable. It is not the Company's policy to require collateral for receivables outstanding.

During the year ended December 31, 2016, 66% of commission revenue was derived from three major sources.

TRADING SECURITIES

Trading securities are stated at readily determinable fair value and are comprised of money market and mutual funds at December 31, 2016.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in the NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES note. The following table presents information about the Company's assets measured at value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Securities owned, at market value				
Money market funds	$ 10,248	$ -	$ -	$ 10,248
Total	$ 10,248	$ -	$ -	$ 10,248

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016, the Company had net capital of $6,661, which was $1,661 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($9,222) to net capital was 1.38 to 1.

RELATED PARTY TRANSACTIONS

The Company leases office space in Clinton from a related party on a month to month basis currently at a rate of $500 per month. Rent expense under this agreement amounted to $4,000 for the year ended December 31, 2016. The related party also provides the Company with certain administrative support services on a month to month basis. Expenses under this arrangement amounted to $7,000 for the year ended December 31, 2016.

During the year ended December 31, 2016 the Company paid commissions totaling $38,202 to its member. At December 31, 2016 the Company owed the member $2,726 for accrued commissions and $-0- for expense reimbursements. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of the financial statements. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

COMMITMENT AND CONTINGENCIES

The Company has no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2016 or during the year then ended.

GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantee of indebtedness of others.

The Company has issued no guarantees at December 31, 2016, or during the year then ended.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting-Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through, the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $6,496 between net capital contribution shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2016.

Net capital per unaudited schedule		$	13,157
Adjustments			
Member's equity	$	(2,426)	
Non-allowable assets		(4,070)	
			(6,496)
Net capital per audited statements		$	6,661